

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 28, 2008

<u>via U.S. Mail</u>

E. J. Wunsch, Esq.
The Folgers Coffee Company
6210 Center Hill Road
Cincinnati, OH 45202

> **Re:** **The Folgers Coffee Company**
> **Amendment No. 1 to Registration Statement**
> **on Form S-4 and Form S-1**
> **Filed August 7, 2008**
> **File No. 333-152453**

Dear Mr. Wunsch:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please ensure consistency of disclosure throughout the documents filed on behalf of The J.M. Smucker Company and The Folgers Coffee Company. Where comments on a particular filing's disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need

for us to repeat similar comments.

2.   Please file all required exhibits as soon as practicable.

3.   We note your response to our prior comment 1. Because you do not intend to register any class of securities pursuant to the registration statement on Form 10, please withdraw such registration statement.

4.   We note your response to our prior comment 3 and reissue such comment. Given the structure of the proposed transaction, it would appear that The Procter & Gamble Company is engaged as a participant in the distribution of the Folgers common stock.

Terms of the Exchange Offer, page 47

Pricing Mechanism, page 48

5.   We have reviewed the analysis provided in response to prior comment five, and disagree with the conclusion. As you are aware, Procter & Gamble security holders will be eligible to tender their securities into the offer prior to the time the final exchange ratio is determined. Please revise to include an illustrative table using a reasonable range of consideration that Procter & Gamble security holders can expect to receive for tendering their securities into this tender offer. In addition, please revise this section to indicate whether or not security holders also will be able to contact the information agent to obtain a representative amount of consideration they can expect to receive in exchange for their tenders prior to the time the final exchange ratio is determined.

Withdrawal Rights, page 56

6.   We noticed that Procter & Gamble believes its determinations with respect to the validity of withdrawal rights are final and binding on all parties. Please revise to indicate that security holders have a right to challenge Procter & Gamble's determinations and that only a decision made by a court of competent jurisdiction will be final and binding on security holders.

Conditions for Consummation of the Exchange Offer, page 58

7.   We note Procter & Gamble will be making determinations with respect to the occurrence of "a market disruption event" in its sole discretion. As you are aware, the inclusion of offer conditions is not objectionable when determination of whether such conditions have been triggered is based on objective criteria. Use of the term "sole discretion" results in the offer condition becoming incapable of independent verification and suggests that determination of whether a market

disruption event has occurred is exclusively within the Procter & Gamble's control. Please revise.

8.   We noticed the language "regardless of the circumstances giving rise to [a triggering of any of the offer conditions]." Please revise to indicate that actions and inactions by the offeror is expressly excluded from this position. To the extent that an offeror reserved the right to terminate the offer at any time for any reason, including its action or inaction, the offer would be viewed as illusory and in contravention of Section 14(e). Please revise the offer conditions to remove this implication.

***

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact John Cannarella at (202) 551-3337 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        L. Nicholson

        <u>via facsimile</u>

        J. Eric Maki, Esq.
        (212) 755-7306